EXHIBIT 99.(a)(1)(B)

FORM OF ELECTRONIC LETTER OF TRANSMITTAL

To:	Eligible Optionee
From:	tenderoffer@medarex.com
Subject:	Important Information Concerning Certain of Your Medarex Stock Options

We are pleased to announce that Medarex is offering you an opportunity to participate in a special option amendment program with respect to the Eligible Option(s) that you hold. The option amendment program is being conducted by means of a tender offer pursuant to which you can elect to amend your Eligible Option(s) to help minimize or avoid the adverse tax treatment under Section 409A or similar state tax laws as applicable to your Eligible Options.

The specific details of the tender offer are set forth in the Offer to Amend Eligible Options attached to this email. Additionally, attached hereto is your personalized Election Form that lists each of your Eligible Options. Note that the Offer to Amend Eligible Options was also filed today with the Securities and Exchange Commission and can be viewed at their website, www.sec.gov. You should carefully review the Offer to Amend Eligible Options (including each of the attachments and exhibits thereto) as well as your personalized Election Form.

IMPORTANT: Whether or not you intend to participate in this tender offer, you must submit an executed copy of your personalized Election Form indicating your decision to accept or decline the offer via email to tenderoffer@medarex.com by Monday, April 9, 2007 at 11:59 p.m., Eastern Time (or a later time if the offer is extended).

As you may know, Medarex held informational sessions last Friday, March 9, 2007 at each of our offices to:

•       Help explain the potentially adverse tax impact of Section 409A on your Eligible Options

•       Explain how Medarex is offering to address the situation and the choices you will need to make

•       Answer any questions you may have on the terms of the tender offer

Please note that an additional session will be held later this week. You will be provided with the date, time and location shortly.

If you believe you have not received the necessary documentation in connection with the tender offer, or if you have any questions about the documentation you have received, please email your question to tenderoffer@medarex.com.

Participation in the tender offer is voluntary, but may enable you to eliminate or minimize the potentially adverse personal tax consequences you may otherwise incur with respect to your Eligible Options under Section 409A and similar state tax laws. We strongly recommend that you consult with your personal financial, tax and legal advisors to determine the tax consequences of electing or declining to participate in the tender offer.